Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 1 DATED MAY 1, 2017
TO THE PROSPECTUS DATED APRIL 28, 2017

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated April 28, 2017 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update regarding the per share, per day distribution rate for Class A Shares, Class T Shares and Class I Shares declared through May 2017, and

B.	To provide an update to the section of the Prospectus titled “Description of Capital Stock.”

A. Distributions Declared

The following information supplements and should be read in conjunction with the “Prospectus Summary— Description of Capital Stock— Distribution Objectives”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Cash Flows from Financing Activities— Distributions” and “Description of Capital Stock— Distribution Objectives” sections beginning on pages 34, 194 and 214 of the Prospectus, respectively.
The tables below outline the distribution rates declared per share, per day since we first declared a distribution through May 2017 and the annualized distribution rates for each Class A Share, Class T Share and Class I Share.
.

Class A Shares
Period Declared	Distribution Rate Per Share, Per Day	Annualized Distribution Rate Per Share
4/1/2017 - 5/31/2017	$0.001653699	$0.60
5/1/2016 - 3/31/2017	$0.001594766	$0.58
10/1/2014 - 4/30/2016	$0.001575342	$0.57

Class T Shares
Period Declared	Gross Distribution Rate Per Share, Per Day	Net Annualized Distribution Rate Per Share (1)
4/1/2017 - 5/31/2017	$0.001653699	$0.50
5/1/2016 - 3/31/2017	$0.001594766	$0.48
8/24/2015- 4/30/2016	$0.001575342	$0.47

(1)
Class T Shares are subject to an ongoing distribution and stockholder servicing fee payable to the Dealer Manager of 1.0% per annum of the gross offering price per share (or, if we are no longer offering primary shares, the then-current net asset value per share, if any has been disclosed). For purposes of calculating the net annualized distribution rate per share, we deduct from the gross annualized distribution rate an amount equal to 1.0% of the gross offering price, assuming a constant, per share offering price of $10.06 in effect since March 9, 2017. The per share offering price was lower than $10.06 per share in the periods prior to March 9, 2017. The actual distribution rate for Class T Shares will vary based on the actual per share offering price in effect and the total amount of distribution and stockholder servicing fees payable.

Class I Shares
Period Declared	Gross Distribution Rate Per Share, Per Day	Net Annualized Distribution Rate Per Share (1)
5/1/2017 - 5/31/2017	$0.001653699	$0.58

(1)
Class I Shares are subject to an ongoing distribution and stockholder servicing fee payable to the Dealer Manager of 0.25% per annum of the gross offering price per share (or, if we are no longer offering primary shares, the then-current net asset value per share, if any has been disclosed). For purposes of calculating the net annualized distribution rate per share, we deduct from the gross annualized distribution rate an amount equal to 0.25% of the gross offering price, assuming a constant, per share offering price of $9.73. The actual distribution rate for Class I Shares will vary based on the actual per share offering price in effect and the total amount of distribution and stockholder servicing fees payable.

B. Update to the Description of Capital Stock Section

The second paragraph in the Description of Capital Stock section on page 207 is hereby superseded and replaced with:

Our charter authorizes us to issue up to 1,500,000,000 common shares, $0.001 par value per share, and 500,000,000 preferred shares, $0.001 par value per share. Of the total shares of common stock authorized, 375,000,000 are classified as Class A Shares, 375,000,000 are classified as Class T Shares, 375,000,000 are classified as Class I Shares and 375,000,000 are classified as Class J Shares. As of April 5, 2017, 18.1 million and 14.5 million Class A Shares and Class T Shares, respectively, were issued and outstanding. As of the date of this prospectus, we had no Class I Shares, Class J Shares or preferred shares issued and outstanding. Our board of directors may amend our charter to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue without any action by our stockholders. See “Security Ownership of Certain Beneficial Owners and Management” for disclosure of the number and percentage of our outstanding common shares owned by our officers and directors.